CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

September 9, 2009

  U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES NEW SMARTSTOX.COM INTERVIEW WITH PRESIDENT & CEO MICHAEL O’CONNOR

Vancouver, BC – September 9, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to provide to its shareholders and interested parties a recent interview with Michael O’Connor conducted by Smartstox.com.  Michael discusses the recent option agreement defined by a Binding Letter of Intent with Roca Mines Inc. (“Roca”) on the Nuevo Milenio Project and Cream’s plans for the balance of 2009.  The interview is available by clicking on the link below or can be viewed at the Company’s web site at www.creamminerals.com

Cream Minerals Review

In July of 2009, Cream signed a Binding Letter of Intent outlining an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in Cream’s Nuevo Milenio Project (“Nuevo Milenio”) contingent upon a US$12 million exploration expenditure by the fourth year of the option agreement date and the completion of a positive feasibility study by the seventh year of the option agreement date.  Roca intends to expand Cream’s excellent work and aggressively pursue several clear opportunities at Nuevo Milenio including: accurate assessment of the gold and silver grade through new drilling and underground bulk sampling; expand known zones laterally and vertically through new drilling; follow-up on other zones (including a 19.3 g/t gold zone in core unrelated to known structures); test several untested zones on the property; upgrade and expand the resource from inferred through new drilling; and, advance mine development plans for potential near-term operations.

About Cream Minerals: Cream Minerals is primarily a silver-gold exploration company with properties in Mexico, Canada and Sierra Leone.  The Company’s flag ship project is the Nuevo Milenio Silver-Gold property located in Nayarit State, Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A Lang

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.